Paul, Hastings, Janofsky & Walker LLP
515 South Flower Street, 25th Floor, Los Angeles, CA 90071-2228
telephone 213-683-6000 / facsimile 213-627-0705 / internet www.paulhastings.com

Paul Hastings

RECEIVED
2004 OCT 18 A 10:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

04045553

Atlanta
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(213) 683-6196
carolyndomen@paulhastings.com

October 11, 2004

32724.00020

EXEMPTION FILE NUMBER: 82-34717

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

SUPPL

Re: Yamaha Corporation – Information Furnished Pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

On behalf of Yamaha Corporation, a corporation incorporated under the laws of Japan (the "Company"), we hereby furnish this letter, with exhibits hereto, to the U.S. Securities and Exchange Commission (the "Commission"), in order to maintain the exemption from Section 12(g) of the Securities Exchange Act, as amended (the "Exchange Act"), afforded to foreign public issuers by Rule 12g3-2(b) thereunder.

Set forth on Schedule 1 attached hereto is a list furnished pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act of the information that, during the period of September, 2004, the Company:

PROCESSED
OCT 21 2004
THOMSON FINANCIAL

(i) has made or is required to make public pursuant to the laws of Japan;

(ii) has filed or is required to file with the Tokyo Stock Exchange and which was made public by the Tokyo Stock Exchange; or

(iii) has distributed or is required to distribute to its security holders.

Pursuant to Rule 12g3-2(b)(iii) under the Exchange Act, we are enclosing one copy of each of the documents (together with English translations thereof) listed on Schedule 1.

This information is being furnished on behalf of the Company under paragraph (b)(iii) of Rule 12g3-2(b), with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

LA/1055811.1

Dlw 10/20

Please acknowledge your receipt of this letter and the enclosures transmitted herewith by stamping the enclosed receipt copy of this letter and returning the same to our awaiting messenger.

Very truly yours,

Carolyn M. Domen

Carolyn M. Domen
for PAUL, HASTINGS, JANOFSKY & WALKER LLP

Enclosures

cc: Mr. Toshihisa Takagi,
Yamaha Corporation

Schedule 1

JAPANESE LANGUAGE DOCUMENTS PUBLISHED, FILED OR DISTRIBUTED IN SEPTEMBER, 2004

1. Announcement that YAMAHA CORPORATION and KLIPSCH AUDIO TECHNOLOGIES forge product development and sales alliance. (English translation attached)

2004年9月16日

米国の高級スピーカーメーカー、クリプシュ・オーディオ・テクノロジーズ社と、ヤマハ株式会社が、商品開発及び販売で業務提携に合意

クリプシュ・オーディオ・テクノロジーズ社
ヤマハ株式会社

米国の代表的高級スピーカーメーカーであるクリプシュ・オーディオ・テクノロジーズ社（本社：米国インディアナ州インディアナポリス市、CEO：フレッド S. クリプシュ、以下クリプシュ社）とヤマハ株式会社（本社：静岡県浜松市、社長：伊藤修二）は、スピーカー及びホームシアターシステムなどの共同商品開発や海外市場における販売協力等の業務提携と、日本国内でのクリプシュ社全製品の販売総代理店契約に、基本合意しました。

◇

1946年創業のクリプシュ社は、北米では最も歴史のあるスピーカーメーカーの１つです。クリプシュ社は社員一丸となって、魅力的で高感性でダイナミックなエンターテイメント体験が創造できる製品づくりを目指しています。スピーカー売上では 12.1%のマーケットシェア（NPD Techworld2004年1-6月調査）の米国第1位に位置付けられ、映画館用スピーカーでは推定約 50%のマーケットシェアで、米国はもとよりメキシコなどの中南米地域においても高いシェアを獲得しています。また著名なテーマレストランの「ハードロックカフェ」のオフィシャルスピーカーとしても使用されており、中核商品であるリファレンスシリーズスピーカーは、全米のオーディオ専門店からベストセラーモデルとして、高い評価を受けています。

内外でホームシアターの代表的ブランドとして高い評価を頂いているヤマハは、今回のクリプシュ社との業務提携により、ホームシアタービジネスの更なる成長と、ヤマハブランドスピーカーではカバーできない領域である映画館用スピーカーや住空間・インウォールスピーカー等で AV・IT 事業の拡大を目指します。

国内販売については、ヤマハ AV・IT 製品の国内販売会社である、ヤマハエレクトロニクスマーケティング株式会社（本社：東京都港区高輪、社長：中山二三夫、ヤマハ株式会社100%出資）が担当し、クリプシュスピーカーのオリジナリティ、商品力を活かし、ホームシアタービジネスの成長拡充、住空間・カスタムインストレーションの展開、商空間ビジネス参入等を展開して参ります。

１．業務提携の概要

（１）クリプシュ社製品国内販売について

中期売上目標　　　１０億円

販売開始日　　　　２００４年１１月

主な商品ラインアップ　・レファレンス　シリーズ
・プロメディア　シリーズ
・アーキテクチャー　シリーズ
・プロフェッショナル　シネマ　シリーズ

（２）共同開発について

・日本市場向けホームシアタースピーカーの共同開発
・グローバル市場向けホームシアターシステムの共同開発
（ヤマハのエレクトロニクス技術とクリプシュのスピーカー技術の融合による開発）

（３）販売提携について

・海外市場でのヤマハ AV レシーバーとクリプシュスピーカーとのシステム販売の促進
・デジタルミニシアタービジネスの海外市場展開

２．クリプシュ社概要

社名	クリプシュ・オーディオ・テクノロジーズ(Klipsch Audio Technologies) (www.klipsch.com)
代表者	取締役会長兼 CEO　フレッド S. クリプシュ
本社	米国インディアナ州インディアナポリス市
従業員数	３００人
創業	１９４６年

３．ヤマハ株式会社概要

代表取締役社長	伊藤修二
本社	静岡県浜松市中沢町 10-1
連結売上(2004 年 3 月期)	５，３９５億円（AV・IT 事業：７８３億円）

この件に関するお問合せ先

ヤマハ株式会社　広報部　広報・IR グループ　　田仲、萩原、二橋

〒108-8568 東京都港区高輪　2-17-11　　Tel 03-5488-6601

September 16, 2004
YAMAHA CORPORATION
Klipsch Audio Technologies

YAMAHA CORPORATION and U.S.-Based High-End Speaker Manufacturer Klipsch Audio Technologies Forge Product Development and Sales Alliance

Leading U.S.-based high-end speaker manufacturer Klipsch Audio Technologies (referred to hereinafter as "Klipsch"; Headquarters: Indianapolis, Indiana, the United States; Chairman and CEO: Fred S. Klipsch;) and YAMAHA CORPORATION (Headquarters: Hamamatsu, Shizuoka; President and Representative Director: Shuji Ito) entered into a basic agreement regarding the joint development of speakers and home theater systems, and the sale of Klipsch products in Japan by Yamaha under an exclusive distributor contract.

Founded in 1946, Klipsch is one of the longest-established North American loudspeaker manufacturers. The company and its employees are committed to developing products that create the most engaging, emotional and dynamic entertainment experiences. Klipsch is the number one speaker brand in the United States with 12.1 percent overall market share (Source: NPD Techworld Jan.-Jun 2004) and an estimated 50 percent share of the professional movie theater market not only in the United States but also in Mexico and other countries in Central America and South America. In addition, Klipsch speakers are the official speakers of the famous theme restaurant entertainment conglomerate Hard Rock Cafe international, and the best-selling Reference series of speakers—a core product—enjoy an excellent reputation at audio specialty stores throughout the United States.

"Klipsch and Yamaha share a vision for delivering the widest range of the highest quality audio products," said Chairman and Owner Fred Klipsch. "Our partnership with Yamaha reaches far beyond distribution. Together we will leverage the strengths of both brands to enter new markets and develop new products across multiple categories."

Yamaha is a leading brand in home theater products in Japan and overseas. Through the alliance with Klipsch, Yamaha aims to achieve further growth in its home theater business and expand its AV/IT segment to include movie theater speakers as well as in-wall and other speakers that blend into the living space—products not currently offered under the Yamaha brand.

Sales of Klipsch products in Japan will be handled by Yamaha's wholly owned domestic sales subsidiary for AV/IT products—Yamaha Electronics Marketing Corporation (Headquarters: Takanawa, Minato-ku, Tokyo; President: Fumio Nakayama). Yamaha will work to leverage the originality and strength of Klipsch products to grow and expand its home theater business as well as to develop custom installation products that blend into the living environment and the commercial business-use sound system market.

Notes

1. Overview of the business alliance

a. Sale of Klipsch products in Japan

Medium-term sales target:	¥1 billion
Start of sales:	November 2004
	Major product lineup: Reference series, Pro Media series, Architecture series, Professional Cinema series

b. Joint development

Joint development of home theater speakers for the Japanese market

Joint development of home theater systems for the global market

c. Sales Alliance in the global market

Sales of Yamaha AV receivers with Klipsch speakers in the global market.

Sales collaboration for digital mini theater business on a worldwide basis.

2. Overview of Klipsch Audio Technologies

Website:	www.klipsch.com
Chairman and CEO:	Fred S. Klipsch
Headquarters:	Indianapolis, Indiana, United States
Employees:	300
Established:	1946

3. Overview of YAMAHA CORPORATION

President and Representative Director:	Shuji Ito
Headquarters:	10-1, Nakazawa-cho, Hamamatsu, Shizuoka, Japan
Consolidated Sales (Fiscal year ended March 31, 2004):	¥539.5 billion (AV/IT segment: ¥78.3 billion)

For further information, please contact

YAMAHA CORPORATION
Public & Investor Relations Group,
Public Relations Division
Mr. Mike Tanaka (misao_tanaka@gmx.yamaha.com)
2-17-11, Takanawa, Minato-ku, Tokyo 108-8568, Japan
Tel: +81-3-5488-6601 Fax: +81-3-5488-5060

KLIPSCH AUDIO TECHNOLOGIES
Public Relations Manager
Mr. Joshua Ryan Hall (joshua.hall@klipsch.com)
3502 Woodview Trace, Suite 200
Indianapolis, Indiana 46268, U.S.A.
Tel: 317-860-8708 Fax: 317-860-9708